

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

Michael Burdiek
Chief Executive Officer
Motion Acquisition Corp.
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

>   **Re: Motion Acquisition Corp.**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed September 22, 2021**
>   **File No. 333-257681**

Dear Mr. Burdiek:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-4

DocGo's Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting policies and Significant Judgments and Estimates
Stock-Based Compensation, page 204

1.   Your response to the third bullet point in prior comment 3 explains that compensation expense was not appropriately recognized for certain grants issued during 2020. Please provide us with a materiality analysis under SAB Topic 1.M.

2.   We note your reference to the use of valuations from an independent valuation firm. To the extent you relied upon a third-party expert, disclose the name of the specialist and include a consent or clarify your reference to this third-party valuation. For additional guidance, refer to Question 233.02 of the Compliance and Disclosure Interpretations on Securities Act Rules.

   You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Jeffrey Gallant